Exhibit 10.111
December 31, 2008
Peter Karmanos, Jr.
Chairman and Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

Re:	409A Amendment to Consulting/Employment Letter
Dear Peter:
     A new section of the Internal Revenue Code (“Code Section 409A”) classifies most compensation that is earned in one tax year and paid in a subsequent tax year as nonqualified deferred compensation. In particular, certain severance payments under your March 1, 2007 Consulting/Employment Letter (the “Letter Agreement”) are considered nonqualified deferred compensation. To comply with Code Section 409A, it is necessary to amend your Letter Agreement prior to January 1, 2009. In general, the changes provide more specificity regarding payment dates and may require that you be reimbursed for certain benefits instead of continuing to participate in the company’s plans. The changes are as follows:
     1. The first bullet point in Section 3 of the Letter Agreement is amended and restated in its entirety to read as follows:
•	The company shall pay you a total of one year’s salary at the amount in effect on the Retirement Date in annual installments over a four year period on a monthly basis beginning in the first month after the month of your Retirement Date (the “Term”). In no event shall such aggregate annual payment be less than $300,000.00 per year.
     2. The second bullet point in Section 3 of the Letter Agreement is amended and restated in its entirety to read as follows:
•	The company shall pay you earned bonuses under the company’s executive incentive bonus plans in accordance with their terms but no later than the 15th day of the third month following the company’s fiscal year for which the bonus is awarded.
     3. The first bullet point of Section 4 of the Letter Agreement is amended and restated in its entirety to read as follows:
•	For termination by the company without cause or by you with cause, you shall receive: (a) bonuses earned through the date of termination, payable in accordance with the bonus plan’s terms but no later than the 15th day of the third month following the company’s fiscal year for which the bonus is awarded; (b) severance pay equal to the full amount of the base salary that would have been paid to you over the unexpired portion of the Term in equal consecutive monthly installments; (c) reimbursement for what would have been the company’s portion of your monthly COBRA costs under the company’s medical, dental, vision and hospitalization benefit plans through the unexpired portion of the Term of the agreement; and (d) all stock options granted shall be fully vested and exercisable; provided however, that if the unexpired Term exceeds the COBRA period, following the expiration of the COBRA period, the company shall reimburse you for what would have been the company’s portion of the monthly cost of the benefits provided under (c); and provided further, that until the end of the Term, the company shall provide you with disability and life insurance , which shall be through an individual policy if the company is unable to provide the benefits under its own life and disability plans.
     4. The second bullet point of Section 4 of the Letter Agreement is hereby amended and restated in its entirety to read as follows:
•	For termination by you without cause, you shall receive: (a) your salary through the date of termination, payable on the next payroll date; (b) bonuses earned through the date of termination, payable in accordance with the bonus plan’s terms but no later than the 15th day of the third month following the company’s fiscal year for which the bonus is awarded; and (c) all stock options granted shall become vested and exercisable in accordance with the company’s option plans.
     5. The third bullet point of Section 4 of the Letter Agreement is hereby amended and restated in its entirety to read as follows:
•	For termination of this Agreement due to your death or disability as defined under the company’s disability insurance plan,: (a) you (or your estate or beneficiary, as applicable) shall receive a sum equal to the full amount of the base salary that would have been paid to you over the unexpired portion of the Term, payable in equal consecutive monthly installments commencing in the first month after the month of your employment termination; (b) you and your spouse, as applicable, shall be reimbursed for COBRA premiums under the company’s medical, dental, vision and hospitalization benefit plans for twenty-four (24) months from the date of your death.
     6. A new Section 6 shall be added to the Letter Agreement to read as follows:
6. If any amounts that become due under this Agreement constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, payment of such amounts shall not commence until you incur a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h). If, at the time of your separation from service, you are a “specified employee” (within the meaning of Code Section 409A), any benefit to which Code Section 409A additional taxes could be assessed on account of your separation from service (including any amounts payable pursuant to the preceding sentence) will not be paid until after the end of the sixth calendar month beginning after the your separation from service (the “409A Suspension Period”) to the extent such delay may reasonably be expected to avoid Code Section 409A additional taxes. Within fourteen (14) calendar days after the end of the 409A Suspension Period, you shall be paid a lump sum payment in cash equal to any payments delayed because of the preceding sentence. Thereafter, you shall receive any remaining benefits as if there had not been an earlier delay. The company shall have the sole discretion to interpret the requirements of the Code, including Code Section 409A, for purposes of this Agreement.
     If you agree and accept the terms of this amendment to your Letter Agreement, please sign both copies and return one copy for the company’s files.

Sincerely,

/s/ Daniel S. Follis Jr. Daniel S. Follis Jr., Secretary

On behalf of William O. Grabe
Chairperson, Compensation Committee
I agree and accept the terms of this amendment to my Letter Agreement:

/s/ Peter Karmanos, Jr. Peter Karmanos, Jr.
Chairman and CEO
Dated: December 31, 2008